Exhibit 12.01
SPRINT NEXTEL CORPORATION
Computation of Ratio of Earnings to Fixed Charges

	Six Months		For the Years Ended
	Ended June 30,		December 31,
	2009	2008	2008	2007	2006	2005	2004
			(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	($1,733)	($1,366)	($4,060)	($29,775)	$1,483	$1,291	($3,244)
Equity in income (loss) of unconsolidated investments	416	2	64	3	6	(107)	41
Fixed charges	1,018	1,074	2,094	2,213	2,242	1,742	1,621
Interest capitalized	(5)	(74)	(123)	(127)	(113)	(53)	(56)
Amortization of interest capitalized	41	38	80	72	107	98	86

Earnings, as adjusted	(263)	(326)	(1,945)	(27,614)	3,725	2,971	(1,552)

Fixed charges:
Interest expense, gross	719	691	1,362	1,433	1,533	1,294	1,218
Interest capitalized	5	74	123	127	113	53	56
Portion of rentals representative of interest	294	309	609	653	596	395	347

Fixed charges	1,018	1,074	2,094	2,213	2,242	1,742	1,621

Ratio of earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	1.66	1.71	— (5)

(1)	Earnings, as adjusted were inadequate to cover fixed charges by $1.3 billion at June 30, 2009.

(2)	Earnings, as adjusted were inadequate to cover fixed charges by $1.4 billion at June 30, 2008.

(3)	Earnings, as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(4)	Earnings, as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.

(5)	Earnings, as adjusted were inadequate to cover fixed charges by $3.2 billion in 2004.
Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Earnings include income from continuing operations before income taxes, plus net losses (earnings) in equity method investees, less capitalized interest.